  Exhibit 99.1

High Tide Secures CAD$5 Million Subordinated Debt Financing to Power Continued Growth

CALGARY, AB, June 22, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it has closed a short-term debt financing from an arm's length credit provider (the "Lender") for CAD$5 million (the "Loan"). The Company has chosen to proceed with a small debt facility at this time as the Company's proposed non-dilutive credit facilities with ConnectFirst Credit Union for CAD$30 million (as previously announced on April 18, 2022) has been delayed until July 2022. The Company issued the Lender a non-convertible subordinated secured debenture of the Company (the "Debenture").1 The Debenture matures on June 21, 2023 and bears interest at a fixed rate of 10% per annum, payable quarterly. The Company shall have a right to prepay part of or the entire principal amount of the Debentures at par plus accrued and unpaid interest at any time by providing a minimum of 5 days and a maximum 60 days notice to the Lender.

High Tide Inc. (CNW Group/High Tide Inc.)

"Our first of its kind discount club model is clearly working, as evidenced by rapid same store sales growth, and has now defined us as the clear leader in the Canadian cannabis retail landscape as it continues to gain popularity in communities large and small. We want to continue building on this momentum by setting up additional Canna Cabana locations in all Canadian provinces where we operate with a goal of reaching at least 150 locations by the end of this year," said Raj Grover, President and Chief Executive Officer of High Tide.  "Our due diligence with Connect First Credit Union is ongoing, and their facility is expected to close sometime in July. In the meanwhile, given our growth prospects, inbound opportunities and the current state of capital markets, we believe that securing this additional $5 million in debt is the most prudent approach for our shareholders," added Mr. Grover.

As part of the Loan, the Company issued to the Lender 700,000 warrants (the "Warrants"). Each Warrant entitles the Lender to purchase one common share of the Company (each a "Common Share") at an exercise price of CAD$4.98 per Common Share until June 21, 2023. The term of the Loan may be extended within 90 days prior to the maturity date. If the parties mutually agree to extend for an additional 12 months, the Warrants will also extend for an additional 12 months, subject to approval from the TSX Venture Exchange (the "TSXV"). The net proceeds of the Loan will be used to fund growth initiatives, general corporate purposes, and working capital. The Loan is subject to final approval by the TSXV.

_________________________________
[1] The subordinated debenture will be secured by a general security agreement over all of the Canadian assets of the Company and certain subsidiaries, and shall not include security over the Company's assets held outside of Canada.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 126 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide, please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the Company securing the Loan and proposed credit facilities on the terms and within the timelines set out in this news release; the use of proceeds from the Loan and proposed credit facilities being utilized as outlined herein; the anticipated effects of the Loan and proposed credit facilities on the business and operations of the Company; the Company receiving all necessary approvals, including TSXV approval; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; and the Company's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; Cabana Club loyalty program membership will continue to increase; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; the Company will secure the Loan and proposed credit facilities (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated; the use of proceeds from the Loan and proposed credit facilities will be utilized as outlined herein; and the Company will utilize the Loan and proposed credit facilities as outlined herein.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; and risk that the Company will be unable to secure the Loan and/or proposed credit facilities and/or will be unable to utilize the Loan and/or proposed facilities on the terms and within the timelines anticipated.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-secures-cad5-million-subordinated-debt-financing-to-power-continued-growth-301572575.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2022/22/c0154.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 22-JUN-22